SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X          Form 40-F  __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  __         No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: April 14, 2003	By: /s/ Nancy C. Gardner

3 March 2003.  Charles Sinclair

1. Name of company

Reuters Group PLC

2. Name of director

Mr Charles James Francis Sinclair

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

a) Sale of shares by director

b) Purchase of shares by spouse – Mrs Nicola Sinclair

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

a) Mr Charles James Francis Sinclair

b) Mrs Nicola Sinclair

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

a) Not applicable

b) Transaction by director’s spouse – Mrs Nicola Sinclair

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) Sale of shares

b) Purchase of shares

7. Number of shares / amount of stock acquired

b) 35,000

8. Percentage of issued class

b) less than 1%

9. Number of shares/amount of stock disposed

32,100

10. Percentage of issued class

Less than 1%

11. Class of security

Ordinary 25p shares

12. Price per share

a) 118 pence per share

b) 116 pence per share

13. Date of transaction

a) 4 March 2003

b) 5 March 2003

14. Date company informed

5 March 2003

15. Total holding following this notification

a) 0

b) 35,000

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

5 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

7 March 2003.  Thomas Glocer

1. Name of company

Reuters Group PLC

2. Name of director

Thomas Henry Glocer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

The third of the transactions to which this notification relates concerns a disposal by the notifying director of shares to a trust connected with the said director.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) Purchase of shares

b) Acquisition of shares as a result of exercising two 1999 Performance Related Share Plan awards (PRSPs)

c) Transfer of shares to a trust of which the director is a beneficiary

7. Number of shares / amount of stock acquired

a) 40,000

b) 52,451

c) 52,451 (as a beneficiary of the acquiring trust)

8. Percentage of issued class

a) Less than 1%

b) Less than 1%

c) Less than 1%

9. Number of shares/amount of stock disposed

c) 52,451 (to a trust of which the director is a beneficiary)

10. Percentage of issued class

c) Less than 1%

11. Class of security

Ordinary 25p shares

12. Price per share

a) 111.55 pence per share

b) 539 pence per share

c) Nil consideration

13. Date of transaction

a) 6 March 2003

b) 7 March 2003

c) 7 March 2003

14. Date company informed

a) 6 March 2003

b) 7 March 2003

c) 7 March 2003

15. Total holding following this notification

117,027 ordinary shares (24,576 + 40,000 + 52,451)

3,269,020 share options

2,309,220 Long Term Incentive Plans

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

7 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

10 March 2003.  David Grigson

1. Name of company

Reuters Group PLC

2. Name of director

David John Grigson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Suzanne Grigson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Purchase of shares by director’s spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

15,000

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

107 pence per share

13. Date of transaction

10 March 2003

14. Date company informed

10 March 2003

15. Total holding following this notification

45,045 Shares

521,853 Share options

306,078 Long Term Incentive Plans

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

10 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

18 March 2003. Thomas Glocer

1. Name of company

Reuters Group PLC

2. Name of director

Thomas Henry Glocer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

100,000

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

120 pence per share

13. Date of transaction

18 March 2003

14. Date company informed

18 March 2003

15. Total holding following this notification

217,027 ordinary shares
3,269,020 share options
2,309,220 long term incentive plans

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

18 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

26 March 2003.  Reuters Completes Tender Offer For Multex

London – Reuters, the global information company, has completed its tender offer for the shares of Multex.com, Inc., a premier provider of global financial information, at a price of $7.35 per share in cash.

Approximately 29,860,015 Multex shares were tendered, including approximately 2,692,459 Multex shares covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the offer.

The number of shares tendered, including the 1.94 million shares of Multex already owned by Reuters, represented more than 97.3% of the 32.7 million outstanding shares of Multex.

The offer expired last night at midnight Eastern Standard Time.

Reuters expects to complete its acquisition of Multex shortly by a merger of Multex with a Reuters subsidiary. In the merger, the remaining Multex holders will receive the same per share price of $7.35 in cash and Multex will become a wholly-owned Reuters subsidiary.

END

Contact

Reuters:

Nancy Bobrowitz
Corporate Communications – US
Tel:+1 646 223 5220
nancy.bobrowitz@reuters.com

Susan Allsopp
Corporate Communications – UK
Tel: +44 207 542 8404
susan.allsopp@reuters.com

Multex:

Debbie Lipson Hochberg
Investor Relations
Tel: +1 212 607 260
1lipsond@multex.com

Samantha Topping
Media Relations
Tel: +1 646 576 5584
stopping@multex.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have over 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.v

About Multex

Founded in 1993, Multex is a leading provider of global broker and independent research, consensus and detailed analyst estimates, and comprehensive fundamental and business information on more than 25,000 active companies worldwide. Through multiple delivery channels, Multex serves the information needs of investment management firms, broker-dealers, corporations and individuals. Based in New York, Multex has over 550 employees in offices across North America, Europe and Asia.

28 March 2003. Instinet Announces Additional Cost Reductions

New York — March 28, 2003 – Instinet Group Incorporated (Nasdaq: INET) today announced that as part of its continuing cost-reduction effort it would reduce its workforce by approximately 175 employees (or approximately 12 percent of its full-time employees), across its operations, both in the U.S. and internationally. These reductions result from attrition and the elimination of positions. Instinet expects that these reductions will result in an estimated $20 million reduction in its operating costs on an annualized basis. This decrease is in addition to the $100 million cost reduction target previously announced.

“Today’s reduction is part of Instinet’s ongoing commitment to produce a leaner and more efficient company,” said Edward J. Nicoll, Instinet’s Chief Executive Officer.

END

Contacts:

Nancy Bobrowitz
Corporate Communications – US
Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

Yvonne Diaz
Corporate Communications – UK
Tel:+44 207 542 2615
yvonne.diaz@reuters.com

Miriam McKay
Investor Relations — UK
Tel:+44 207 542 7057
miriam.mckay@reuters.com

Note to Editors:

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

28 March 2003.  David Grigson

1. Name of company

Reuters Group PLC

2. Name of director

David John Grigson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

a) sale by director

b) purchase by spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

a) David Grigson

b) Suzanne Grigson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sale of shares by director and purchase of shares by spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) sale of shares

b) purchase of shares

7. Number of shares / amount of stock acquired

b) 2,320

8. Percentage of issued class

less than 1%

9. Number of shares/amount of stock disposed

a) 2,320

10. Percentage of issued class

Less than 1%

11. Class of security

Ordinary 25p shares

12. Price per share

a) 110 pence per share

b) 110 pence per share

13. Date of transaction

28 March 2003

14. Date company informed

28 March 2003

15. Total holding following this notification

45,045 Shares )
521,853 Share options )                           all unchanged
306,078 Long Term Incentive Plans )

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

28 March 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

31 March 2003.  Reuters Completes Acquisition of Multex

London – Reuters (LSE: RTR, NASDAQ: RTRSY), the global information company, has completed the acquisition of Multex.com, Inc.

Devin Wenig, President, Customer Segments, Reuters, said: “Multex brings multiple assets to Reuters and its customers – a deep and broad database of global company information, expertise in investment research and a popular retail offering. We plan a swift integration of products and talented staff. Our goal is to augment existing products and to produce innovative, cost-effective research solutions for professional and individual investors, using the best assets of Reuters and Multex.”

Multex is now wholly-owned by Reuters. Its products will continue to carry the Multex name during a transition period. Multex shares have been removed from listing on Nasdaq.

The acquisition followed the completion last Wednesday, March 26, of a cash tender offer by Reuters for Multex common stock at $7.35 per share. Reuters completed the tender offer with more than 97% of Multex shares, including 6% owned by Reuters prior to the tender. All remaining shares were converted into the right to receive the same price of $7.35 per share in cash.

Former Multex stockholders who did not participate in the tender offer will receive instructions as to how to surrender their certificates to receive the cash payment.

ENDS

Contacts:

Nancy Bobrowitz
Corporate Communications – US
Tel:+1 646 223 5220
Nancy.Bobrowitz@reuters.com

Samantha Topping
Reuters Media Relations — US
Tel:+1 646-576-5584
Samantha.topping@reuters.com

Yvonne Diaz
Reuters Media Relations – UK
Tel:+44 20 7542 2615
Yvonne.diaz@reuters.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have over 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.